UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 29, 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry N° 0593

Santiago, April 27, 2005.

Mr. Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449
Santiago

Ref.:	Report on text published in the press in the Netherlands.

Of our consideration:

In compliance with Letter J of paragraph 2.3, Section II of the General Regulation N° 30 of that Superintendency, I hereby present for your information the transcribed text of press release dated April 26 issued by Distribucíon y Servicio D&S S.A. (“D&S”) to the media in Amsterdam, The Netherlands, in connection with a lawsuit by D&S against Royal Ahold N.V. for its alleged non-contractual responsibility in the non-compliance by their subsidiaries Disco S.A. (a company incorporated in Argentina) and Disco Ahold International Holdings (a company incorporated in the Netherland Antilles), of their obligations derived from the sale of Ekono supermarkets in Argentina in the year 2000.

“D&S STARTS A LEGAL PROCEDURE AGAINST ROYAL AHOLD N.V.

Amsterdam – The Chilean grocery group Distribucíon y Servicio S.A. (D&S) starts a legal procedure against Royal Ahold N.V. (Ahold). D&S claims approximately US$50 million from Ahold. According to D&S, Ahold is responsible for the failing of contractual obligations of its 100%-daughter company, Disco Ahold. The claims arise from the sale in 1999 of supermarket group Ekono in Argentina to Disco S.A., a 100%-daughter company of Disco/Ahold International, which was until recently 100% daughter company of Royal Ahold.

During 1999, D&S decided to focus on the Chilean home market. As a result, D&S had to sell Supermercados Ekono S.A., an Argentinean supermarket group. D&S (Nicolas Ibáñez) and Ahold (Cees van der Hoeven) knew each other because of negotiations about a strategic cooperation. D&S started the negotiations with Ahold about the sell of Ekono.

Disco was put forward by Ahold to buy Ekono. On December 23, 1999, Disco became the owner of Ekono for the amount of US$150 million. Disco/Ahold International, the parent company situated in the Netherland Antilles, stood surety for the payment. Both parties agreed that the payment would be in US Dollars or an

Av. Presidente Eduardo Frei Montalva # 8301 – Quilicura
Teléfono : (56-2) 200 5000 – Fax : (56-2) 200 5100
Internet : http://www.dys.cl

amount similar to the original value in Argentinean Pesos, determined according to a free exchange.

This appeared useful when the Pesification Act came into force in Argentina in 2002, which meant that Argentinean companies were able to convert their debts from US dollars to Argentine pesos. The profits of the creditors were reduced by almost 50%. With introduction of the emergency decree, Disco was indebted to D&S for US$90 million. Disco had until May 2, 2003 to pay their debt of US$90 million.

However, Ahold converted their debt into 90 million Argentinean pesos. This resulted in a profit of US$45 million for Ahold. During the negotiations, Ahold promised D&S that their daughter companies would meet their requirements in US dollars. But meanwhile Ahold gave their daughters instructions to neglect their requirements and to refer to the Pesification Act. As a result of this, Ahold has enriched herself with US$45 million. Including interest and charges, the outstanding debt and demand are approximately US$50 million.

The preliminary witness hearings of Cees van der Hoeven, Michiel Meurs, Allan Noddle and Theo de Raad (all former Ahold employees) on October 24, 2003 and on January 26, 2004 in the court of Haarlem, made clear for D&S that daughter company Disco acted directly under the orders of the head office of Ahold. Ahold instructed her daughter Disco/Ahold to act against the contract to call on the ‘Pesification Act’, which can be named as an unlawful act. D&S already started a procedure against Disco-Ahold International at the Netherland Antilles because of the failing of contractual obligations.

D&S is listed on the stock exchanges of Santiago de Chile, Madrid and New York.”

Yours sincerely,

Rodrigo Cruz Matta
Distribución y Servicio D&S S.A.
Chief Executive Officer

cc.	Santiago Stock Exchange Chilean Electronic Stock Exchange Valparaíso Stock Exchange Credit Rating Commission-Chile New York Stock Exchange (NYSE) Latibex, Madrid Stock Exchange, Spain

Av. Presidente Eduardo Frei Montalva # 8301 – Quilicura
Teléfono : (56-2) 200 5000 – Fax : (56-2) 200 5100
Internet : http://www.dys.cl

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Chief Financial Officer

Dated: April 29, 2005